July 2012
Pricing Sheet dated July 20, 2012 to
Preliminary Terms No. 9 dated July 17, 2012
Registration Statement No. 333-177923
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Commodity ELKS® Securities due January 25, 2013
Based on the Performance of a Brent Crude Oil Futures Contract
PRICING TERMS – July 20, 2012
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$1,829,000
Stated principal amount:	$1,000 per ELKS
Issue price:	$1,000 per ELKS
Pricing date:	July 20, 2012
Original issue date:	July 25, 2012 (3 business days after the pricing date)
Maturity date:
January 25, 2013, subject to postponement for certain market disruption events and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 2-I or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I.

Commodity futures contract:
The ELKS are linked to the first nearby month futures contract for Brent crude oil (Bloomberg symbol “CO1”) traded on ICE Futures Europe or, in some circumstances, the second nearby month futures contract for Brent crude oil (Bloomberg symbol “CO2”) traded on ICE Futures Europe, as described under “— Contract price” below.

Coupon:
9.00% per annum (equivalent to $45.00 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis (notwithstanding anything to the contrary in the accompanying product supplement no. 2-I).  If the ELKS are accelerated due to the occurrence of a commodity hedging disruption event, no further coupons will be paid.

Coupon payment dates:	Monthly, on the 25th of each month, beginning on August 25, 2012. For purposes of the accompanying product supplement no. 2-I, each coupon payment date is an Interest Payment Date.
Payment at maturity (per ELKS):
•  If the contract price is above the downside threshold price on the valuation date, then you will receive an amount in cash equal to $1,000 per ELKS; or
•  If the contract price is at or below the downside threshold price on the valuation date, then you will receive an amount in cash equal to the stated principal amount multiplied by the contract performance factor.  This amount could be significantly less than the stated principal amount of the ELKS and may be zero.
The payment at maturity is subject to the impact of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I and in “Risk Factors — We may accelerate your ELKS if a commodity hedging disruption event occurs” in these preliminary terms.

Initial contract price:	$106.83, which is the contract price of the commodity futures contract on the pricing date
Ending contract price:	The contract price of the commodity futures contract on the valuation date
Downside threshold price:	$85.46, which is equal to 80% of the initial contract price
Contract performance factor:	The ending contract price divided by the initial contract price
Contract price:
On any relevant day, the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by ICE Futures Europe (Bloomberg symbol: “CO1” <Comdty>), provided that if such day falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg symbol: “CO2” <Comdty>) on that day

Valuation date:
January 22, 2013, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I

CUSIP/ISIN:	48125VJ43 /US48125VJ436
Listing:	The ELKS will not be listed on any securities exchange.
Agent:	JPMorgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per ELKS	$1,000.00	$15.00	$985.00
Total	$1,829,000.00	$27,435.00	$1,801,565.00

(1)
The price to the public includes the estimated cost of hedging our obligations under the ELKS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-43 of the accompanying product supplement no. 2-I.

(2)
JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $15.00 per $1,000 stated principal amount ELKS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 2-I.

The ELKS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, related product supplement no. 2-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary terms no.9 dated July 17, 2012: http://www.sec.gov/Archives/edgar/data/19617/000095010312003618/crt_dp31677-fwp.pdf
Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf